FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

News From
Royal Caribbean Cruises Ltd.

Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096

Contact: Lynn Martenstein or Dan Mathewes
      (305) 539-6570 or (305) 539-6153

For Immediate Release

ROYAL CARIBBEAN REPORTS FIRST QUARTER 2004 RESULTS

MIAMI – (April 21, 2004) – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that net income for the first quarter of 2004 was $95.8 million, or $0.47 per share. This compares to $53.2 million, or $0.27 per share, for the first quarter of 2003. Revenues for the first quarter of 2004 increased 20.6% to $1.1 billion from revenues of $880.2 million in the first quarter of 2003. The increase in revenues was primarily due to a 13.4% increase in capacity coupled with an increase in cruise ticket prices. Gross Yields for the first quarter of 2004 increased 6.3% from the first quarter of 2003. Net Yields, which the company considers a better measure of revenue performance, increased 5.3% from the first quarter of 2003. Gross Yields increased more than Net Yields due to a higher percentage of passengers choosing to book their air transportation through the company.

“We are pleased with the first quarter results, and especially our ability to command yield improvements during a period of significant capacity growth for the industry,” said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. “The market is absorbing new capacity well, and we are encouraged with the demand and pricing trends we are seeing for the remainder of the year.”

In mid-2003, bookings and pricing began to stabilize and set the stage for a strong 2004 “wave season.” These expectations came to fruition with strong pricing and volume growth across both the Royal Caribbean International and Celebrity Cruise brands. As a result of the improved booking environment and favorable prior year comparisons, the company currently forecasts that Net Yields for the second quarter of 2004 will increase in the range of 9% to 11% compared to the second quarter of 2003. Prior year political disruptions and limited visibility makes forecasting Net Yields for the second half of the year more difficult. Assuming there are no external shocks and current booking trends continue, the company still expects Net Yields for the full year 2004 will increase in the range of 5% to 7% from the prior year.

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Compared to the first quarter of 2003, Gross Cruise Costs and Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the first quarter of 2004 increased 4.9% and 2.6%, respectively. For the full year 2004, the company’s forecast of Net Cruise Costs, on a per Available Passenger Cruise Day basis, remains unchanged at an increase of 1% to 2% from the prior year. However, the timing of this increase is not evenly spread throughout the year. Due primarily to higher marketing and fuel expenses, the company estimates that Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the second quarter of 2004 will increase at a rate higher than that experienced in the first quarter of 2004. The increase in marketing expenses for the second quarter is driven by the fact that the company suspended a significant amount of advertising activities at the start of the Iraq war and did not return to normal levels until late in the second quarter of 2003. For the second half of the year, the company expects Net Cruise Costs per Available Passenger Cruise Day to be roughly flat as compared to the same period of 2003.

Based upon these expectations, management continues to anticipate 2004 earnings per share to be in the range of $2.10 to $2.30.

Earnings per share for the first quarter of 2004 were reduced by approximately $0.01 due to the dilutive impact of the company’s May 2001 zero coupon convertible notes, which became convertible for the first time at the end of the first quarter of 2004. These notes are convertible and will remain so for the second, third and fourth quarters provided the share price of the company’s common stock closes above $34.68, $35.09 and $35.50, respectively, for 20 out of the last 30 trading days of each quarter. The aforementioned earnings per share estimate assumes that these notes remain convertible throughout the year and dilute earnings per share by approximately $0.06.

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In addition to the May 2001 zero coupon convertible notes, the company’s February 2001 Liquid Yield Option™ Notes are not currently convertible but will become so during the second, third and fourth quarters if the share price of the company’s common stock closes above $46.08, $46.64 and $47.20, respectively, for 20 out of the last 30 trading days of each quarter. The 2004 earnings per share estimate does not assume that these notes become convertible. In the event that these notes become convertible for the remainder of the year, earnings per share would be further reduced by approximately $0.02.

This month the company will add Jewel of the Seas to its fleet, which is the fourth in the 2,100-passenger Radiance-class series for Royal Caribbean International. The Jewel of the Seas and her sister ships, Radiance of the Seas, Brilliance of the Seas and Serenade of the Seas, have nearly three acres of exterior glass with panoramic elevators facing the sea and almost 600 balcony staterooms each. In addition to myriad entertainment options, Jewel of the Seas also features a wide range of activities and amenities to appeal to guests of all ages from the adults-only Solarium and the luxurious ShipShape Day Spa to the rock-climbing wall and a miniature golf course.

Just three months after Celebrity’s announcement of Celebrity Xpeditions, a series of exotic experiences and exceptional excursions in the Galapagos Islands, the Arctic, Moscow and elsewhere, Celebrity and world-renowned entertainment enterprise Cirque du Soleil announced an exclusive, six-year agreement. Celebrity will sponsor Cirque du Soleil touring shows in North America and Europe, offer guests one-of-a-kind pre- and post-cruise experiences, capitalize on a variety of cross-marketing opportunities, and develop an exclusive and unique entertainment concept onboard select ships.

The company has scheduled a conference call at 10 a.m. eastern standard time today to discuss its earnings. This call can be listened to live or on a delayed basis on the company’s investor relations web site at www.rclinvestor.com.

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Terminology

Available Passenger Cruise Days

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Yields

Gross Yields represent total revenues per Available Passenger Cruise Day.

Net Yields

Net Yields represent total revenues less commissions, transportation and other, and onboard and other expenses per Available Passenger Cruise Day. We utilize Net Yields for revenue management purposes and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Yields to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Gross Cruise Costs

Gross Cruise Costs represent total operating expenses and marketing, selling and administrative expenses.

Net Cruise Costs

Net Cruise Costs represent payroll and related, food and other operating expenses and marketing, selling and administrative expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Cruise Costs to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

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Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 28 ships in service and two under construction or on firm order. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition (including cruise industry competition), changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in our stock price, interest rates or oil prices, weather and other factors described in further detail in Royal Caribbean Cruises Ltd.’s filings with the Securities and Exchange Commission. The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this presentation constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

Financial Tables Follow

5 of 8 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands, except per share data)

	First Quarter Ended March 31,

	2004	2003

Passenger ticket revenues	$790,093	$653,130
Onboard and other revenues	271,591	227,034

Total revenues	1,061,684	880,164

Operating expenses
Commissions, transportation and other	203,904	159,631
Onboard and other	57,883	50,542
Payroll and related	115,942	101,381
Food	65,836	57,723
Other operating	210,834	183,292

Total operating expenses	654,399	552,569
Marketing, selling and administrative expenses	150,238	123,984
Depreciation and amortization expenses	96,579	88,669

Operating Income	160,468	114,942

Other Income (expense)
Interest income	1,449	1,105
Interest expense, net of capitalized interest	(75,740)	(64,884)
Other income (expense)	9,669	2,011

	(64,622)	(61,768)

Net Income	$95,846	$53,174

EARNINGS PER SHARE:
Basic	$0.49	$0.28

Diluted	$0.47	$0.27

WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic	197,425	193,029

Diluted	216,000	194,905

STATISTICS

	First Quarter Ended March 31,

	2004	2003

Occupancy as a percentage of total capacity	104.2%	101.7%
Passenger Cruise Days	5,512,049	4,743,164
Passenger Cruise Days	5,289,536	4,663,592
6 of 8 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)

	As of

	March 31, 2004	December 31, 2003

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$552,997	$330,086
Trade and other receivables, net	88,206	89,489
Inventories	56,628	53,277
Prepaid expenses and other assets	109,084	101,698

Total current assets	806,915	574,550
Property and Equipment — at cost less accumulated depreciation and
amortization	9,938,965	9,943,495
Goodwill, net	278,561	278,561
Other Assets	534,036	526,136

	$11,558,477	$11,322,742

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$314,265	$315,232
Accounts payable	194,781	187,756
Accrued expenses and other liabilities	255,868	271,944
Customer deposits	879,795	729,595

Total current liabilities	1,644,709	1,504,527
Long-Term Debt	5,509,907	5,520,572
Other Long-Term Liabilities	38,026	34,746
Commitments and Contingencies
Shareholders' Equity
Common stock ($.01 par value; 500,000,000 shares authorized;
198,304,185 and 196,106,658 shares issued)	1,983	1,961
Paid-in capital	2,143,357	2,100,612
Retained earnings	2,232,310	2,162,195
Accumulated other comprehensive income	(3,958)	5,846
Treasury stock (566,298 and 556,212 common shares at cost)	(7,857)	(7,717)

Total shareholders' equity	4,365,835	4,262,897

	$11,558,477	$11,322,742

7 of 8 ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	First Quarter Ended March 31,

	2004	2003

OPERATING ACTIVITIES
Net income	$95,846	$53,174
Adjustments:
Depreciation and amortization	96,579	88,669
Accretion of original issue discount	12,610	11,941
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(702)	(14,132)
Increase in inventories	(3,181)	(7,374)
Increase in prepaid expenses and other assets	(35,174)	(16,778)
Increase (decrease) in accounts payable	5,821	(6,160)
Decrease in accrued expenses and other liabilities	(9,566)	(16,571)
Increase in customer deposits	149,986	32,457
Other, net	1,599	1,175

Net cash provided by operating activities	313,818	126,401

INVESTING ACTIVITIES
Purchases of property and equipment	(79,182)	(42,269)
Other, net	12,326	(10,131)

Net cash used in investing activities	(66,856)	(52,400)

FINANCING ACTIVITIES
Repayments of long-term debt, net	(24,961)	(133,266)
Dividends	(28,460)	(25,095)
Proceeds from exercise of stock options	42,158	875
Other, net	(12,788)	(8,286)

Net cash used in financing activities	(24,051)	(165,772)

Net Increase (Decrease) in Cash and Cash Equivalents	222,911	(91,771)
Cash and Cash Equivalents at Beginning of Period	330,086	242,584

Cash and Cash Equivalents at End of Period	$552,997	$150,813

Supplemental Disclosures
Cash paid during the year for:
Interest, net of amount capitalized	$62,255	$63,851

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) /S/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President and Treasurer

Date: April 21, 2004

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